UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

147154108

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2017

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147154108	Schedule 13D/A	Page 2 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D/A	Page 3 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D/A	Page 4 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 147154108	Schedule 13D/A	Page 5 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 147154108	Schedule 13D/A	Page 6 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D/A	Page 7 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 147154108	Schedule 13D/A	Page 8 of 11 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares (the “Shares”) of Common Stock, no par value per share (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 1100 N.W. Wall Street, Bend, Oregon 97701.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	As of the date of this Amendment, none of the Reporting Persons is a beneficial owner of any Common Stock of the Issuer as a result of the Merger described in Item 4.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On November 17, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Interstate BancSystem, Inc. (“First Interstate”), pursuant to which, at the effective time of the Merger (as defined below), the Issuer would merge with and into First Interstate, with First Interstate as the surviving entity (the “Merger”). On May 30, 2017, the Merger was consummated, and pursuant to the terms of the Merger Agreement, each outstanding Share held by the Reporting Persons were converted into the right to receive (a) 0.14864 of a Class A share of First Interstate and (b) $1.91 in cash, and all outstanding Shares were cancelled. As a result, the Reporting Persons no longer hold any Common Stock of the Issuer.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference the Merger Agreement, filed herewith as Exhibit 7.10.

Except as disclosed in this Item 4, neither GEI V, GEI Side V, LGP, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The disclosure provided in Item 5 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

CUSIP No. 147154108	Schedule 13D/A	Page 9 of 11 Pages

(a)	and (b) As a result of the consummation of the Merger described in Item 4 of this Amendment, none of the Reporting Persons owns any Common Stock of the Issuer.

(c)	Other than the transactions reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock on May 30, 2017.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.10	Agreement and Plan of Merger by and between First Interstate BancSystem, Inc. and Cascade Bancorp, dated as of November 17, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cascade Bancorp with the U.S. Securities and Exchange Commission on November 17, 2016).

CUSIP No. 147154108	Schedule 13D/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of June 1, 2017

Green Equity Investors V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital V, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Green V Holdings, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. 147154108	Schedule 13D/A	Page 11 of 11 Pages

LGP Management, Inc.

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary